UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C. 20549

                                    Form 11-K

               X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 1999

                                       OR

            ___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

        For the transition period from ______________ to ____________

                          Commission File No.: 0-11113

               Full Title of the Plan and Address of the Plan:

                             PACIFIC CAPITAL BANCORP

                Incentive & Investment and Salary Savings Plan
                      200 E. Carrillo Street, Suite 300
                      Santa Barbara, California 93101
                   (Address of principal executive offices)

        Name of the Issuer of the securities held pursuant to the plan and the address of the principal executive office:

                             PACIFIC CAPITAL BANCORP

                      200 E. Carrillo Street, Suite 300
                       Santa Barbara, California 93101
                   (Address of principal executive offices)


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                             PACIFIC CAPITAL BANCORP

                INCENTIVE & INVESTMENT AND SALARY SAVINGS PLAN

                          DECEMBER 31, 1999 AND 1998

                                      INDEX

FINANCIAL STATEMENTS

      Report of Independent Accountants

      Statements of Net Assets Available for Plan Benefits as of
      December 31, 1999 and 1998

      Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1999

NOTES TO FINANCIAL STATEMENTS


SUPPLEMENTAL SCHEDULE

      Item 27a - Schedule of Assets Held for Investment as of December 31, 1999

SIGNATURE

EXHIBIT

      23  - Consent of Independent Accountants


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                        Report of Independent Accountants

To the Participants and Administrator

   of the Pacific Capital Bancorp Incentive & Investment and Salary Savings Plan

   In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Pacific Capital Bancorp Incentive & Investment and Salary Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

   As discussed in Note 9, effective January 1, 1999 the Plan was merged with the Pacific Capital Bancorp 401(k) Profit Sharing Plan.


   /s/PricewaterhouseCoopers LLP

   June 12, 2000










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                           PACIFIC CAPITAL BANCORP
                INCENTIVE & INVESTMENT AND SALARY SAVINGS PLAN

               Statements of Net Assets Available for Benefits

                                                          December 31,
                                                      1999           1998

Assets

Investments, at fair value                         $44,139,930     $34,224,611

Receivables:

    Employer contributions                                   -         231,876

    Interest and dividends                                   -
                                                                       468,055

    Participant notes                                1,644,155       1,429,320
                                                  -------------  --------------
                                                     1,644,155       2,129,251
                                                  -------------  --------------
Net assets available for benefits                  $45,784,085     $36,353,862
                                                  -------------  --------------
                                                  -------------  --------------






   The accompanying notes are an integral part of these financial statements.

                        PACIFIC CAPITAL BANCORP
            INCENTIVE & INVESTMENT AND SALARY SAVINGS PLAN

           Statement of Changes in Net Assets Available for
                               Benefits
                                                                   Year ended
                                                                  December 31,
                                                                      1999

Additions to net assets attributed to:
    Investment income:
      Interest                                                    $   228,630
      Dividends                                                        25,057
      Net appreciation in fair value of investments                 7,314,786
                                                                 -------------
                                                                 -------------
                                                                    7,568,473

                                                                 -------------
    Contributions:
      Employer                                                      1,383,566
      Employee                                                      2,754,741
                                                                 -------------
                                                                    4,138,307

                                                                 -------------
Total additions                                                    11,706,780

Deductions from net assets attributed to:

    Benefit payments                                                6,193,259
    Transaction charge                                                 15,710
    Participant notes receivable terminated
      due to withdrawal of participant                                159,931
                                                                 -------------
Total deductions                                                    6,368,900
Change in forfeiture reserve, net                                   (191,581)
                                                                 -------------
Net increase prior to plan merger                                   5,146,299
Transfer of assets due to plan merger                               4,283,924
                                                                 -------------
Net increase                                                        9,430,223
Net assets available for benefits at beginning of year             36,353,862
                                                                 -------------
Net assets available for benefits at end of year                  $45,784,085

                                                                 -------------





 The accompanying notes are an integral part of these financial statements.

                           PACIFIC CAPITAL BANCORP
                INCENTIVE & INVESTMENT AND SALARY SAVINGS PLAN

                        Notes to Financial Statements

1.   Description of Plan

     The following description of the Pacific Capital Bancorp Incentive & Investment and Salary Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan established effective January 1, 1966 and restated in its entirety effective January 1, 1998. Employees of Pacific Capital Bancorp (the "Company") become eligible to make deferred compensation contributions to the Plan after completing 90 days of employment and attaining the age 18 during the Plan year in which 1,000 or more hours are worked. Employees become eligible to receive an allocation of the Company's discretionary non-elective contribution after completing one year of service during which 1,000 or more hours are worked. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions

     Participants may contribute an amount up to 10 percent of their compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a general account, 18 pooled separate accounts, a Company stock and a self-directed account as investment options for participants. The self-directed account is comprised of assets invested at the direction of individual Plan participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings.

     The Company will make a matching contribution in an amount equal to $1.00 for each $1.00 contributed by a participant, up to a maximum of 3 percent of the participant's compensation. The Company will also make a matching contribution in an amount equal to $.50 for each $1.00 of the next 3 percent of the participant's compensation, but not to exceed 4.5 percent of the participant's total compensation. The Company may also make discretionary non-elective contributions. Matching Company contributions are recorded in the same period as employee contributions. Discretionary non-elective contributions, if any, are recorded when approved and funded.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocation of the Company's discretionary non-elective contribution and plan earnings. Allocations of contributions are based on participant's election. Allocations of plan earnings for investments other than self-directed accounts are based on participants' account balances. Self-directed accounts are credited with the earnings of the specific investment chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions is based on years of service. A participant becomes vested in the Company's matching contributions as follows: 20 percent vested after one year of service, 40 percent after two years of service, 60 percent after three years of service, 80 percent after four years of service and 100 percent vested after five years of service.

     A participant becomes vested in the Company's discretionary non-elective contributions as follows: 20 percent vested after two years of service, 30 percent vested after three years of service, 40 percent vested after four years of service, 60 percent vested after five years of service, 80 percent vested after six years of service and 100 percent vested after seven years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant's account becomes 100 percent vested.

     Participants of the former Citizens Plan, which was merged into the Plan effective October 1, 1997, were 100 percent vested in Company matching contributions. They become vested in the Company's discretionary non-elective contributions as follows: 33.33 percent vested after one year of service, 66.67 percent vested after two years of service, and 100 percent vested after three years of service.

     Participants of the former Pacific Capital Bancorp 401(k) Profit Sharing Plan, which was merged into the Plan effective January 1, 1999 (Note 9), become vested in all Company contributions as follows: 20 percent vested after one year of service, 40 percent after two years of service, 60 percent after three years of service, 80 percent after four years of service and 100 percent vested after five years of service.

     Payment of Benefits

     On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested interest in his or her account, or installment payments. Distributions are subject to the applicable provisions of the Plan agreement. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

     Participant Notes Receivable

     A participant may borrow up to a maximum of $50,000 or 50 percent of the vested portion of his or her account balance, whichever is less. Loans are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (5.00% to 12.00% for the year ended December 31, 1999).

2.   Summary of Accounting Policies

     Method of Accounting

     The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

     Amounts shown by investment fund option on the statement of net assets available for benefits as of December 31, 1998 have been reclassified to be shown in total to conform to the current year presentation in order to adopt AICPA Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters."

     Investment Valuation

     Investments in pooled separate accounts are recorded at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Investments in the general account are non-fully benefit responsive and are recorded at fair value. Participant notes receivable are valued at cost which approximates fair value. The Company stock and investments held in the self-directed account are valued at their quoted market price.

3.   Investments

     Investments that represent 5 percent or more of the Plan's net assets are separately identified below.

                                                                December 31,
                                                                    1999

     CIGNA Lifetime60 Fund                                       $ 3,254,032
       units, 276,234
     CIGNA Lifetime50 Fund                                         2,621,038
       units, 210,694
     CIGNA Lifetime40 Fund                                         7,399,464
       units, 573,158
     CIGNA Lifetime30 Fund                                         7,981,169
       units, 614,882
     CIGNA Lifetime20 Fund                                         9,806,822
       units, 731,307

     Investment Performance

     During 1999, the Plan's investments (including interest and dividends and gains and losses on investments bought and sold, as well as investments held during the year) appreciated (depreciated) in value by $7,568,473, as follows:

                                                                    Year Ended
                                                                    December 31,
                                                                        1999

     General Account:
          CIGNA Charter Guaranteed Income Fund                   $    66,672

     Pooled Separate Accounts:
          CIGNA Charter Actively Managed (Core) Fixed Income           (773)
          Fund
          CIGNA Charter Corporate Bond Fund                            (589)
          CIGNA Charter High Yield Bond Fund                           6,559
          CIGNA Charter Growth & Income Fund                          53,406
          CIGNA Charter Large Company Stock Index Fund               290,751
          CIGNA Charter Large Company Stock Fund                       2,275
          CIGNA Charter Large Company Stock - Value I Fund           255,588
          CIGNA Charter Large Company Stock - Growth Fund            477,733
          CIGNA Charter Small Company Stock - Value I Fund            61,059
          CIGNA Charter Small Company Stock - Growth Fund            329,349
          CIGNA Charter Midsize Company Stock - Growth Fund           62,399
          CIGNA Lifetime60 Fund                                      217,290
          CIGNA Lifetime50 Fund                                      476,249
          CIGNA Lifetime40 Fund                                    1,028,021
          CIGNA Lifetime30 Fund                                    1,367,728
          CIGNA Lifetime20 Fund                                    1,984,350
          CIGNA Janus Worldwide Fund                                 330,869
          CIGNA Lazard International Equity Fund                      62,140
                                                                -------------
                                                                   7,004,404

     Common Stock:
          Pacific Capital Bancorp Stock                              333,524

          CIGNA Direct Account (self-directed)                        31,140
                                                                -------------
                                                                     364,664

     Participant Notes Receivable                                    132,733

                                                                -------------

          Net increase                                          $  7,568,473
                                                                -------------

4.   Investment Contract with Insurance Company

     The Plan participates in a contract with CG Life by means of investments in the CIGNA Charter Guaranteed Income Fund. CG Life commingles the assets of this investment with other assets. For the Plan's investment in the CIGNA Charter Guaranteed Income Fund, the Plan is credited with interest at the rates specified in the contract which ranged from 5.65% to 5.50% for the year ended December 31, 1999, net of asset charges. CG Life prospectively guaranteed the interest rates credited for six months. As discussed in Note 2, the CIGNA Charter Guaranteed Income Fund is included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

5.   Related-Party Transactions

     Plan assets include investments in funds managed by CG Life, a wholly owned division of CIGNA. CIGNA is the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of Pacific Capital Bancorp, the Plan sponsor, which also qualifies as a party-in-interest.

6.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated September 21, 1992, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.   Reconciliation of Plan Financial Statements to the Form 5500

     Certain balances included on Schedule H (Part I and II) of the Annual Return/Report of Employee Benefit Plan (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

9.    Plan Merger

     Effective January 1, 1999, the former Pacific Capital Bancorp 401(k) Profit Sharing Plan (the "Merged Plan") was merged into this Plan. Participant accounts in the Merged Plan will be maintained under this Plan in accordance with the Plan agreement.

10.   Forfeitures

     The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result from nonvested benefit payments remaining in the Plan for terminated employees. When a terminated employee's break-in-service exceeds the period defined in the Plan, the generated forfeiture is added to the forfeiture reserve balance. The forfeiture reserve of $3,002 at December 31, 1999 is available to offset contributions which would be otherwise payable by the Company, in accordance with the Plan agreement. In 1999 Company cash contributions were offset by $199,021, from forfeited nonvested accounts.

                                      PACIFIC CAPITAL
                                          BANCORP
                                 INCENTIVE & INVESTMENT AND
                                     SALARY SAVINGS PLAN

                                          Item 27a
                                  Schedule H (Part IV) form 5500
                                    Schedule of Assets Held
                                 for Investment Purposes at End
                                  of Year December 31, 1999


(a)          (b)                         (c)                (d)         (e)
       Identity of Issue,     Description of investment     Cost       Current
            borrower,                 including                         value
       lessor, or similar       maturity date, rate of
             party                    interest,
                              collateral, par or maturity
                                        value

*   Connecticut General    CIGNA Charter Guaranteed          N/A**    $2,225,740
    Life                   Income Fund
    Insurance Company

*   Connecticut General    CIGNA Charter Actively Managed    N/A**       136,282
    Life                   (Core)
    Insurance Company      Fixed Income Fund

*   Connecticut General    CIGNA Charter Corporate Bond      N/A**        62,081
    Life                   Fund
    Insurance Company

*   Connecticut General    CIGNA Charter High Yield Bond     N/A**        47,017
    Life                   Fund
    Insurance Company

*   Connecticut General    CIGNA Charter Growth & Income     N/A**       482,538
    Life                   Fund
    Insurance Company

*   Connecticut General    CIGNA Charter Large Company       N/A**     1,713,668
    Life                   Stock
    Insurance Company      Index Fund

*   Connecticut General    CIGNA Charter Large Company       N/A**        21,706
    Life                   Stock Fund
    Insurance Company

*   Connecticut General    CIGNA Charter Large Company       N/A**     1,480,176
    Life                   Stock -
    Insurance Company      Value I Fund

*   Connecticut General    CIGNA Charter Large Company       N/A**     1,908,430
    Life                   Stock -
    Insurance Company      Growth Fund

*   Connecticut General    CIGNA Charter Small Company       N/A**       363,828
    Life                   Stock -
    Insurance Company      Value I Fund

*   Connecticut General    CIGNA Charter Small Company       N/A**     1,045,004
    Life                   Stock -
    Insurance Company      Growth Fund



* Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.

(a)           (b)                         (c)                  (d)        (e)
      Identity of Issue,      Description of investment       Cost      Current
          borrower,                   including                          value
      lessor, or similar       maturity date, rate of
            party                     interest,
                             collateral, par or maturity
                                        value

*   Connecticut General    CIGNA Charter Midsize Company     N/A**    $  592,892
    Life                   Stock -
    Insurance Company      Growth Fund

*   Connecticut General    CIGNA Lifetime60 Fund             N/A**     3,254,032
    Life
    Insurance Company

*   Connecticut General    CIGNA Lifetime50 Fund             N/A**     2,621,038
    Life
    Insurance Company

*   Connecticut General    CIGNA Lifetime40 Fund             N/A**     7,399,464
    Life
    Insurance Company

*   Connecticut General    CIGNA Lifetime30 Fund             N/A**     7,981,168
    Life
    Insurance Company

*   Connecticut General    CIGNA Lifetime20 Fund             N/A**     9,806,822
    Life
    Insurance Company

*   Connecticut General    CIGNA Janus Worldwide Fund        N/A**     1,088,589
    Life
    Insurance Company

*   Connecticut General    CIGNA Lazard International        N/A**       265,865
    Life                   Equity
    Insurance Company      Fund

*   National Financial     Pacific Capital Bancorp           N/A**     1,354,939
                           Stock
    Services Corporation

*   Plan Participants      Participant Notes Receivable      N/A**     1,644,155


* Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.

(a)            (b)                          (c)                   (d)      (e)
        Identity of Issue,       Description of investment       Cost    Current
            borrower,                    including                        value
     lessor, or similar party     maturity date, rate of
                                         interest,
                                collateral, par or maturity
                                           value

    Temporary Investments

 *  Connecticut General Life    CIGNA Money Market Fund         N/A**  $  58,489
    Insurance Company

    Equity Investments

 *  Connecticut General Life    Freemont General Corporation    N/A**    103,250
    Insurance Company           Common Stock

 *  Connecticut General Life    Dell Computer Corporation       N/A**     14,637
    Insurance Company           Common Stock

 *  Connecticut General Life    Cisco Systems, Inc.             N/A**     10,713
    Insurance Company           Common Stock

 *  Connecticut General Life    Intel Corporation               N/A**      8,231
    Insurance Company           Common Stock

 *  Connecticut General Life    Microsoft Corporation           N/A**     11,675
    Insurance Company           Common Stock

 *  Connecticut General Life    Charles Schwab Corporation      N/A**     24,518
    Insurance Company           Common Stock

 *  Connecticut General Life    Celestial Asia Secs             N/A**      5,450
                                  Holdings, LTD
    Insurance Company           Common Stock

* Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.

(a)            (b)                          (c)                 (d)       (e)
        Identity of Issue,       Description of investment     Cost     Current
            borrower,                    including                       value
     lessor, or similar party     maturity date, rate of
                                         interest,
                                collateral, par or maturity
                                           value

    Equity Investments

 *  Connecticut General Life    Pacific Century Cyberworks,    N/A**   $  22,000
                                LTD
    Insurance Company           Common Stock

 *  Connecticut General Life    Amazon.Com, Inc.               N/A**       7,613
    Insurance Company           Common Stock

 *  Connecticut General Life    America Online, Inc.           N/A**      15,175
    Insurance Company           Common Stock

 *  Connecticut General Life    United Parcel Service, Inc.    N/A**       6,900
    Insurance Company           Common Stock                          ----------

                                                                         230,162

                                                                      ----------

        Total  Assets  Held by CIGNA  Representing  the CIGNA          $ 288,651
        Direct Account
                                                                      ----------


* Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PACIFIC CAPITAL BANCORP
Incentive & Investment and Salary Savings Plan

/s/  Donald Lafler

Donald Lafler                       June 29, 2000
Executive Vice President
Chief Financial Officer

CONSENT OF INDEPENDENT ACCOUNTANTS

EXHIBIT 23


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-40220) of Pacific Capital Bancorp of our report dated June 12, 2000 relating to the financial statements of the Pacific Capital Bancorp Incentive & Investment and Salary Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Hartford, Connecticut
June 27, 2000